Exhibit 99.1

Intermediate People's Court of Zhengzhou Henan

Civil Judgment

(2015) ZMECZ No. 96

The plaintiff, Henan Pingdingshan Hongli Coal & Coking Co., Ltd., located in the intersection of Kuanggong Road and Tiyu Road in Xinhua District, Pingdingshan City.

The legal representative, Lv Jianhua, the company chairman.

The entrusted agent, Wang Dan, lawyer of Henan Tianji Law Firm.

The entrusted agent, Li Lisha, apprentice lawyer of Henan Tianji Law Firm.

The defendant, Henan Province Coal Seam Gas Development and Utilization Co., Ltd., located in No. 6 East Section, South 3rd Ring Road, Economic and Technological Development Zone, Zhengzhou.

The legal representative, Yu Shunde, the company chairman.

The entrusted agent, Zhang Xiaotao, the company staff.

The entrusted agent, Lu Shengpu, the company staff.

For the case of corporate lending dispute between the plaintiff, Henan Pingdingshan Hongli Coal & Coking Co., Ltd. (“Hongli”), and the defendant, Henan Province Coal Seam Gas Development and Utilization Co., Ltd.(“Henan Coal Seam Gas”), Hongli has lodged a complaint on June 3, 2015 to the court. After the court acceptance, we have formed a collegiate bench in accordance with the law, and opened a public trial on the case on September 2, 2015. Wang Dan and Li Lisha, the entrusted agents of the plaintiff, Hongli, and Zhang Xiaotao and Lu Shengpu, the entrusted agents of the defendant, Henan Coal Seam Gas, have been in the court for the litigation. Now, the case has completed its final trial.

The plaintiff, Hongli, claims that, because of financial strain, the defendant has borrowed 30 million Yuan from the plaintiff, which has been transferred by the plaintiff to the defendant company account through the company account. Two parties have made the verbal stipulation that the rate shall be the same as the bank loan interest rate over the same period, and the borrowing period shall be 2 months. When the loan has expired, the defendant has not made the payment on time. On September 21, 2011, the plaintiff notified the defendant to pay back the principal and the same period bank loan interest before September 30, 2011. After receiving the notice, the defendant has still not made the payment timely. After that, the plaintiff has repeatedly asked the defendant for the money, and the defendant has been looking for a variety of reasons to evade. And on September 9, 2013, the defendant has issued an Instruction to the plaintiff, informing the plaintiff about the handling suggestion of the 30 million Yuan. But so far, the defendant has paid nothing at all, which causes the plaintiff an enormous economic loss. Therefore, it is requested in accordance with the law that 1) the defendant shall pay the 30 million Yuan back to the plaintiff; 2) the defendant shall pay the interest of 8,592,326.04 Yuan, which is from December 3, 2010 to May 26, 2015, date of complain; 3) the defendant shall pay the interest, which is from May 27, 2015 to the actual pay-back date; and 4) the defendant shall bear all the legal cost of this case.

The defendant, Henan Coal Seam Gas, argues that, the plaintiff did pay 30 million Yuan to the defendant, but the 30 million Yuan is the cooperative fund instead of borrowed money, which is invested by both parties to merger and reorganize the coal mine. Three mines belonged to the plaintiff would join in the defendant who is the top six main enterprise. Each mine shall pay the defendant 10 million Yuan as the safety technical service fee. And the defendant shall establish the regional company for the technical innovation and the unified management. For the three mines belonged to the plaintiff, in the process of cooperation, one was closed for the policy reason, and the other two was handed over to the Pingmei Group. Currently, there is a dispute between the plaintiff and the defendant on the cooperative account. For the plaintiff’s closed mine, the defendant has already compensated 11 million Yuan. Besides, the defendant has taken out 10.2 million Yuan to develop the regional company under the cooperation with the plaintiff. The fund of this regional company is controlled by the plaintiff. The two parties shall handle the debt between the plaintiff and the defendant clearly before dealing with the issue of 30 million Yuan. It is not the borrowed money, so there shall be no interest at all.

The plaintiff has submitted the following evidence to the court: Fist Set of Evidence: 1. 7 pages of transfer voucher, through which the plaintiff transferred the money to the defendant, provided by Pingdingshan branch of Industrial Commercial Bank of China Limited. It intends to prove that: the defendant has borrowed 30 million Yuan from the plaintiff; the plaintiff has transferred 30 million Yuan to the defendant by bank transferring on December 3, 2010, and on December 23, 2010 respectively. Second Set of Evidence: 2. Document provided by the plaintiff, in which the plaintiff urged the defendant to pay the money back. It intends to prove that: the plaintiff has urged the defendant for paying the money back; the defendant has borrowed 30 million Yuan as the principal from the plaintiff, and the interest rate is the same as the bank loan rate over the same period. Third Set of Evidence: 3. The Instruction (copy) the defendant issued to the plaintiff, provided by the plaintiff. 4. Basic registration information query list of Henan Zhonghong Energy Investment Co., Ltd., provided by the Industrial and Commercial Administration Bureau of Zhengzhou. 5. Basic registration information query list of Henan Hongyuan Coal Seam Gas Enginnering and Technology Co., Ltd., provided by Jingkai branch of the Industrial and Commercial Administration Bureau of Zhengzhou. It intends to prove that: in September of 2013, the plaintiff has urged the defendant to pack the money back, and the defendant has admitted the fact of receiving 30 million Yuan as the loan from the plaintiff; the shareholders of Henan Zhonghong Energy Investment Co., Ltd. include Zheng Hui, Guo Wei, and Fan Jiangong, the plaintiff is not the shareholder of Henan Zhonghong Energy Investment Co., Ltd., not even the share holding party of the company, and the plaintiff has nothing to do with the company; the shareholders of Henan Hongyuan Coal Seam Gas Enginnering and Technology Co., Ltd. include the Henan Zhonghong Energy Investment Co., Ltd. and the defendant, and the plaintiff never established the company with the defendant; there is no business contact between the plaintiff and the defendant, and there is no cooperative relationship; the defendant shall pay the plaintiff back the loan and the interest of the 30 million Yuan.

The defendant has made the cross-examination opinion to the plaintiff provided evidence, arguing that, there is no objection towards the authenticity of evidence 1, but there is the objection towards the objective of evidence 1, and the money is not a loan; there is a deny for evidence 2, and the defendant did not receive the document; there is no objection towards the authenticity of evidence 3, and the two parties did talk about the handling of the money; there is no objection towards the authenticity of evidence 4 and 5, and the plaintiff is the actual share holding party although there is no showing on the industrial and commercial registration.

The defendant, Henan Coal Seam Gas Development and Utilization Co., Ltd., did not submit any evidence.

Upon examination, evidence 2 provided by the plaintiff has been issued by the plaintiff unilaterally, without submitting the evidence of the defendant receiving, and the defendant does not admit, and the court shall not allow it. Other evidences provided by the plaintiff are true and legitimate with the relevance to the case, so for the content directly proved by the above evidence, the court shall allow them.

Synthesizing the statement, burden of proof, and cross-examination of both parties, the court has confirmed the fact as follows: the plaintiff, Hongli, has transferred 5 million Yuan to the defendant, Henan Coal Seam Gas, on December 3, 2010, and 25 million Yuan for 6 times respectively on December 23, 2010, which makes a total transferred money of 30 million Yuan. On September 9, 2013, the Letters and Visits Stability Office of the defendant, Henan Coal Seam Gas, has issued an instruction, whose content is: About Hongli visiting Henan Coal Seam Gas multiple times for solving the mine-left problems, through the communication and negotiation between the authorized representatives of the company and the Hongli, the relevant matters are now shown as follows: 1. About the funds return of 1.2 million Yuan registration capital of Pingdingshan Yulong Hongrui Coal, it is proposed that we will pay a part in September, and complete the payment before October 31. 2. About paying 30 million Yuan in the earlier stage to Henan Coal Seam Gas, considering many factors, for instance, the Henan Zhonghong Energy Investment Co., Ltd. (the share holding party of Hongli Coal) and the Henan Coal Seam Gas have jointly invested and established Henan Hongyuan Coal Seam Gas Enginnering and Technology Co., Ltd. with registration capital of 10.2 million Yuan from Henan Coal Seam Gas (included in the 30 million Yuan, this fund is deducted for both parties to liquidate through a mutual negotiation), at present, we are considering the specific handling suggestion of the left 19.8 million Yuan (the refunding scheme is making). Except being stamped with the seal of the Letters and Visits Stability Office of Henan Coal Seam Gas, the certificate also include the content of "The above-mentioned two payments are supervised and handled by our office, Cui Jinqi, September 10, 2013" and the signature of "Li Fuwang, the entrusted representative of Hongli, September 10, 2013" at the bottom.

Another identification shows that: Henan Zhonghong Energy Investment Co., Ltd. was established on December 30, 2010, with the shareholders of Zheng Hui, Guo Wei, and Fan Jiangong. Henan Hongyuan Coal Seam Gas Enginnering and Technology Co., Ltd. was established on April 28, 2011, with the shareholders of Henan Coal Seam Gas, whose subscribed capital contribution is 51 million Yuan and paid contribution is 10.2 million Yuan, and Henan Zhonghong Energy Investment Co., Ltd., whose subscribed capital contribution is 49 million Yuan and paid contribution is 9.8 million Yuan. The defendant, Henan Coal Seam Gas. claims that when the Henan Hongyuan Coal Seam Gas Enginnering and Technology Co., Ltd. was established, the 10.2 million Yuan invested by the defendant is a part of the 30 million Yuan mentioned by the plaintiff, which has not been liquidated. The plaintiff does not admit this and claims that there is the borrowing relationship between two parties, and because the defendant did not pay the loan back, the plaintiff has proposed the cooperation matter, but the two parties did not reach a cooperation intention.

The court believes that, in December 2010, the plaintiff, Hongli, has transferred 30 million Yuan to the defendant, Henan Coal Seam Gas. The plaintiff has submitted the bank voucher for money transferring, and the defendant admits for receiving the payment, so the fact is clear. The plaintiff claims that the money is a loan, without submitting other evidences, and the defendant does not admit. The defendant claims that the 30 million Yuan is cooperation fund invested by both parties to merger and reorganize the coal mine, without submitting the evidence, and the plaintiff does not admit.

On September 9, 2013, the Letters and Visits Stability Office of the defendant, Henan Coal Seam Gas, has issued an instruction, whose content shows the defendant’s handling opinion to the 30 million Yuan of the case. The instruction is submitted by the plaintiff, with the signature of Li Fuwang at the bottom, who is the entrusted representative of the plaintiff, which indicated that the plaintiff and the defendant has confirmed the instruction content at that time. According to the instruction content, the defendant has invested 10.2 million Yuan as the registration capital to the Henan Hongyuan Coal Seam Gas Enginnering and Technology Co., Ltd.. The words, “included in the 30 million Yuan, this fund is deducted for both parties to liquidate through a mutual negotiation”, “we are considering the specific handling suggestion of the left 19.8 million Yuan (the refunding scheme is making)”, can indicate that the plaintiff has agreed to deduct the 10.2 million Yuan for both parties to liquidate through a mutual negotiation, and the defendant has promised to refund the left 19.8 million Yuan. The defendant shall be honest and refund the money in accordance with the promise.

Civil activities shall abide by the principle of honesty and credibility. Debt shall be paid. The plaintiff requests the defendant to pay the 30 million Yuan and its interest back. The court believes that the defendant shall pay the plaintiff the 19.8 million Yuan back, and the left 10.2 million Yuan can be solved by both parties in another way. There is no evidence to prove that the 30 million Yuan is a loan, so there is no fact and legal basis for the interest claimed by the plaintiff, and the court shall not support. In conclusion, for the plaintiff claiming a money transfer of 30 million Yuan to the defendant in December 2010 as a loan, there is no insufficient evidence, and based on the commitment, except the deducted 10.2 million Yuan, the defendant shall pay the left 19.8 million Yuan back to the plaintiff.

In accordance with Article 4 and Article 108 of the General Principles of Civil Law of the People's Republic of China, Article 64 of the Civil Procedure Law of the People's Republic of China, the sentence is as follows:

The defendant, Henan Coal Seam Gas, shall pay the 19.8 million Yuan back to the plaintiff, Hongli, within 10 days after the sentence taking effect.

If the obligation of money payment is not fulfilled during the specified period by the sentence, in accordance with the regulations in Article 253 of the Civil Procedure Law of the People's Republic of China, the debt interest of the delayed fulfilling period shall be paid in double.

For the 234,762 Yuan of court cost, the plaintiff, Hongli, shall bear 79,820 Yuan, and the defendant, Henan Coal Seam Gas, shall bear 154,942 Yuan.

If anyone refuses to accept the sentence, the petition for appeal with 10 copies can be handed to the court within 15 days after receiving the Paper of Judgment, in order to appeal to the Higher People's Court of Henan. The overdue is deemed to be abandonment of the appeal.

Chief judge: Li Chuanwei
Judge: Wang Yanyan
Judge: Pan Chong
December 23, 2015
Court clerk: Zhang Xiaoyu

Seal: Intermediate People's Court of Zhengzhou Henan

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